Mueller Water Products, Inc.

4211 W. Boy Scout Blvd.

Tampa, FL 33607

May 23, 2006

VIA FACSIMILE AND EDGAR

Pamela A. Long

Lesli Sheppard

Craig Slivka

Division of Corporation Finance

Securities and Exchange

Mail Stop 7010

100 F Street, N.E.

Washington D.C. 20549

Re:                             Mueller Water Products, Inc.
Registration Statement on Form S-1
File No.:  333-131536

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby requests that the effective date of the above-referenced Registration Statement on Form S-1 of Mueller Water Products, Inc. (the “Company”) be accelerated so that the Registration Statement may become effective at 3:00 p.m. EST on May 25, 2006, or as soon as possible thereafter.  In this regard, the Company is aware of its obligations under the Act.

The Company acknowledges that:

•            should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•            the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•            the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Mueller Water Products, Inc.
By:	/s/ VICTOR P. PATRICK
Victor P. Patrick
Vice President and Secretary

May 23, 2006

VIA FACSIMILE AND EDGAR

Pamela Long/Lesli Sheppard/Craig Slivka
Division of Corporation Finance

U.S. Securities and Exchange Commission
Mail Stop 7010

100 F Street, N.E.

Washington, D.C. 20549

Re:           Mueller Water Products, Inc.
Registration Statement No. 333-131536

Dear Ms. Long, Ms. Sheppard and Mr. Slivka:

In connection with the above referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we hereby join in the request of Mueller Water Products, Inc. that the effective date of the Registration Statement be accelerated so that it will be declared effective at 3:00 p.m., Eastern Time, on May 25, 2006, or as soon thereafter as possible.

Pursuant to Rule 460 under the Securities Act, please be advised that between May 12, 2006 and May 23, 2006, the undersigned have effected the following approximate distribution of copies of the Preliminary Prospectus Supplement, dated May 12, 2006 (the “Preliminary Prospectus”):

Institutions	5,400
Underwriters and Others	12,600
Total copies:	18,000

In connection with the Preliminary Prospectus distribution for the above-referenced issue, the prospective underwriters have confirmed that they are complying with the 48-hour requirement as promulgated by Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

BANC OF AMERICA SECURITIES LLC
MORGAN STANLEY & CO. INCORPORATED
LEHMAN BROTHERS INC.
SUNTRUST CAPITAL MARKETS, INC.
GOLDMAN, SACHS & CO.
AVONDALE PARTNERS, LLC
CALYON SECURITIES (USA) INC.

By:

Banc of America Securities LLC

By:	/s/ ANDREW W. WILSON
Andrew W. Wilson
Managing Director